Wachovia Corporation 301 South College Street Charlotte, NC 28288-0800	WACHOVIA

Management Assertion

As of and for the year ended December 31, 2004, Wachovia Bank, National Association (the Bank) has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's (MBA's) Uniform Single Attestation Program for Mortgage Bankers, relating to its servicing of asset securitizations, pursuant to the respective Servicing Agreements for the Wachovia Asset Securitization Issuance, LLC (WASI) Trust 2003 HE-3 and 2004 HE-1 (collectively the Trusts), except for minimum servicing standards I.2, I.4, III.3, III.4, III.6, V.3, and V.4, which are inapplicable to the servicing of the WASI Trusts. As of and for this same period, the Bank had in effect a fidelity bond and errors and omissions policy in the amount of $200 million and $25 million, respectively.

/s/John Gordon Asset Backed Services John Gordon	March 15,2005

/s/Kirk Bare Retail Credit Products and Businesses Kirk Bare	3/22/05